Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WeLivv, Inc.
228 Park Ave S PMB 44415
New York, NY 10003-1502
applaudable.com

Up to $4,999,995.30 in Class B Non-Voting Common Stock at $7.53
Minimum Target Amount: $14,999.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: WeLivv, Inc.
Address: 228 Park Ave S PMB 44415, New York, NY 10003-1502
State of Incorporation: DE
Date Incorporated: April 15, 2016

Terms:

Equity

Offering Minimum: $14,999.76 | 1,992 shares of Class B Non-Voting Common Stock
Offering Maximum: $4,999,995.30 | 664,010 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $7.53
Minimum Investment Amount (per investor): $248.49

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Combo Perks

• **Early Bronze.** Invest $1,000 within the first 72 hours and receive 5% bonus shares.

• **Early Silver.** Invest $2,500 within the first 72 hours and receive 7% bonus shares.

• **Early Gold.** Invest $5,000 within the first 72 hours and receive 10% bonus shares.

• **Early Platinum.** Invest $25,000 within the first 45 days and receive 15% bonus shares + CEO Q&A

• **Early VIP 1.** Invest $50,000 within the first 45 days, get 25% bonus shares + CEO Q&A

• **Early VIP 2.** Invest $100,000 within the first 45 days, get 50% bonus shares + CEO Q&A

Audience-Based

• **Previous investors.** Receive 10% bonus shares.

Amount-based

• **Invest $2,500, get 5% bonus shares.**

- **Invest $5,000, get 8% bonus shares.**

- **Invest $10,000, get 10% bonus shares + CEO Q&A.**

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

WeLivv, Inc. dba Applaudable will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $7.53 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $753. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Audience-based bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview and Corporate Structure

WeLivv, Inc. ("WeLivv" or the "Company") is a C corporation organized under the laws of the state of Delaware and incorporated on April 15, 2016.

The Company operates the Applaudable social media platform. It has also developed the Moro eCommerce platform. Both businesses are owned and operated by the Company with no separate or independent legal identity.

Business Model

Applaudable is a social media platform that will allow users to share positive personal experiences that they believe have the potential to inspire and inform improvements

in the lives of others. These experiences will be distributed through a content feed and search function, as well as through the profile of their respective users, on *http://applaudable.com* and through mobile applications. Applaudable has been designed to embed data in users' posts that facilitate emulating the activities depicted in the posts. For example - using functionality anticipated in future releases - the Company expects that users will be able to purchase items depicted in posts, and make reservations and travel plans to emulate activities depicted in posts. Such transactions will be conducted directly from posts on the Applaudable app. The Company expects to generate revenue from transactions both by receiving referral fees from third-party eCommerce sites that fulfill such purchases; and from driving revenue to eCommerce platforms it owns or expects to develop, in various consumer goods verticals. Applaudable has been fully designed, has more than 85,000 users already registered, and has been released in private beta; the Company anticipates that it will be released in public beta for desktop and mobile within the second or third quarter of 2023.

The Company's Moro eCommerce platform sells high-end home furnishings through its desktop and mobile eCommerce sites. Unlike search engines like Google and e-retailers like Y-Lighting and Wayfair where products are generally presented as free-floating search results, Moro seeks to contextualize each item by presenting it within a physical context. For example, if a customer is searching for a lighting fixture, Moro aims to present the fixture results not as a series of photographs of the fixture itself floating against a white background, but rather incorporated in a well-designed home setting. Moro has approximately 6,000,000 photographs from more than 24,000 professional users who have registered with the site. Approximately 120,000 products within these photographs are tagged for purchase on its platform, including leading brands such as MillerKnoll, Mooi, Ethnicraft, and Qeeboo. In Q4 2022, the Company decided to operate Moro in an organic mode without further investment in marketing, advertising or development activities, in order to concentrate its resources and focus on Applaudable.

The Company anticipates that as Applaudable's full expected functionality is implemented, including the ability to make purchase transactions of items depicted in posts directly from the app, it will invest anew in Moro, and launch eCommerce platforms in other categories of consumer goods to capture revenue generated from the Applaudable platform.

Intellectual Property

The Company holds the trademark “Moro” as a service mark with the U.S. Patent & Trademark Office (“USPTO”). It has applied for a registered trademark for “Applaudable” with the USPTO, but that trademark has not yet been granted.

In addition, on September 29, 2022, the Company filed for provisional utility patents with the USPTO for (1) "Systems and Methods for Profile Discovery and Networking" and (2) "Systems and Methods for Tagging and Searching Data."

Competitors and Industry

Competitors and Industry

With respect to the Company's Applaudable social media platform, the Company is focused on the $477 billion digital advertising market, which includes social media, paid search, video, and banners; and in particular on the $177 billion subset of the digital advertising market generated by social media. The Company competes with large, established social media properties such as Facebook and Instagram, and believes it is differentiated by its ability to permit users to seamlessly shop for items and experiences featured in other users' posts; and in serving users content posted by users they trust, rather than content created by advertisers.

With respect to Moro.com, the Company directly competes with numerous companies across several key channels: physical retail, manufacturers directly, and e-commerce. Given the breadth of potential competitors, we generally consider only those companies that sell the same products as Moro as direct competitors. The following is a breakdown of our director competitors by channel:

Physical Retail

This channel is primarily made up of many small multi-brand retailers, as well as branded manufacturer-retail shops. This channel has been losing market share for years, and this was accelerated by COVID.

Manufacturers

Approximately 20% of manufacturers sell directly. Their prices typically conform to their standard MSRP policies so that they do not undermine Moro or the rest of their retail or e-commerce partners.

E-Commerce

We consider the following companies to be our principal competitors based on the type and breadth of products each offers through its e-commerce platform: Houzz, 1st Dibs, YDesign Group, DWR, and Wayfair. Pricing is generally the same across all competitors, as manufacturers typically set a fixed wholesale price. The differentiating factors are generally the breadth of the product offering, the trust of the e-commerce brand largely based on name recognition, and the user experience.

Current Stage and Roadmap

Current Stage & Future Roadmap

The Company's Applaudable social media platform is a fully designed and developed beta version with over 85,000 users pre-registered on the platform. The platform was launched in private beta for iOS and Android in Q4 2022, with full app release, and desktop release, expected in the second or third quarter of 2023.

The Company’s Moro eCommerce platform has been live since 2020. In Q4 2022, the Company decided to transition Moro to operating in an organic mode and halting

investments in marketing, advertising, or development activities to concentrate its resources and focus on Applaudable. Accordingly, the Company does anticipate generating material revenues from Moro in the near term.

The Team

Officers and Directors

Name: Andrew Christodoulides

Andrew Christodoulides's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Director, Treasurer
  Dates of Service: April, 2016 - Present
  Responsibilities: Overall management. Andrew receives an annual salary of $216,000. Equity: 83.4%

Name: Laurence Levi

Laurence Levi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer, Chairman of the Board, Secretary, Director
  Dates of Service: January, 2020 - Present
  Responsibilities: Responsible for corporate development, corporate strategy and capital markets, in addition to leading the Company's Board. Laurence receives an annual salary of $150,000.

Other business experience in the past three years:

- **Employer:** VO2 Partners
  Title: Partner
  Dates of Service: January, 2011 - Present
  Responsibilities: Overall management.

Other business experience in the past three years:

- **Employer:** Nassau Re
  Title: Venture Capital Advisor
  Dates of Service: February, 2020 - Present
  Responsibilities: Advisory services and reporting on venture capital portfolio

Other business experience in the past three years:

- **Employer:** VALKYRIE SELECTIONS, LLC
  Title: Board Member
  Dates of Service: February, 2021 - Present
  Responsibilities: Serve as a director at large on the board.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

GENERAL: We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new Company encounters.
We were incorporated in April 2016 and accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new, small, and growing enterprises. The likelihood of our growth into a profitable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with small businesses, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding customer base. In order to succeed, our Company will need to attract additional capital and additional personnel, and there can be no assurances that our Company will be able to attract the needed capital and personnel.

FINANCIAL: We have a history of operating losses and there can be no assurance that we can achieve or maintain profitability.
We have experienced net losses since inception. There can be no assurance that we will achieve or maintain profitability. If we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Failure to become and remain profitable would impair our ability to sustain operations and adversely affect the price of our common stock, once trading, and our ability to raise capital. Our operating expenses may increase as we spend resources on growing our business, and if our revenue does not correspondingly increase, our operating results and financial condition will suffer. You must consider our business and prospects in light of the risks and difficulties we will encounter as a business with an early-stage technology in a new and rapidly evolving industry. We may not be able to successfully address these

risks and difficulties, which could significantly harm our business, operating results and financial condition.

FINANCIAL: We will need additional financing to execute our business plan which we may not be able to secure on acceptable terms, or at all.

We currently rely on external financing to fund our operations. We expect capital outlays and operating expenditures to increase over the next few years as we expand our infrastructure, operations, development activities and customer base. Our future funding requirements will depend on many factors, including but not limited to the following: (1)The cost of expanding our operations; (2) The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter; (3) The rate of progress and cost of development activities; (4) The need to respond to technological changes and increased competition; (5) The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; (6) The cost and delays in product development that may result from changes in regulatory requirements applicable to our services; (7) Sales and marketing efforts to launch our platforms; (8) Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; (9) and Lack of demand for and market acceptance of our platforms, services, and technologies. We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional securities, such securities may provide for rights, preferences or privileges senior to the equity securities issued in this Offering. In addition, the terms of any securities that we might issue, particularly debt securities, could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our development and commercialization activities. Under these circumstances, if our Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition. In order for us to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the sales and licensing of our product. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in our development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our future consultants may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

FINANCIAL: Our internal control over financial reporting may be ineffective.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management’s time when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

FINANCIAL: We do not have a Chief Financial Officer or other person dedicated to managing the finances of the business.

We do not have a dedicated Chief Financial officer or another individual who is solely responsible for managing the finances of the business, including accounting, bookkeeping, financial forecasting, budgeting, tax, and controller functions. The internal responsibility for these functions is currently held by the Company’s Chief Executive Officer and its part-time bookkeeper. As such, there is a significant risk that these functions may not be done adequately, which may ultimately affect the ability of the business to manage its finances properly, among other potential consequences.

FINANCIAL: Our bookkeeper is related to our Chief Executive Officer.

The individual performing the Company’s bookkeeping is the wife of our Chief Executive Officer. Given that the Company does not have an independent Chief Financial Officer or controller, there is a risk that certain bookkeeping entries may be done improperly, which would affect the financial performance of the business.

FINANCIAL: All projections and forward-looking statements are speculative and depend on a number of variables.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the anticipated results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

BUSINESS: Our success depends on the services of our founder and Chief Executive Officer, the loss of whom could disrupt our business; although we rely on this individual, we do not have key man life insurance.

We depend to a large extent on the services of our founder and Chief Executive Officer, Andrew Christodoulides. Given his knowledge and experience, he is critical to our future prospects and development as we rely on his expertise in developing our business strategies and maintaining our operations. Additionally, as one of only two full-time employees, Mr. Christodoulides is critical to the day-to-day operations of the business, as well as to its growth. The Company currently lacks any individual who could immediately assume his responsibilities. The loss of the service of Mr. Christodoulides and the failure to find timely replacements with comparable

experience and expertise could disrupt and adversely affect our business. Additionally, we have not purchased an insurance policy with respect to Mr. Christodoulides in the event of his death or disability. Therefore, if Mr. Christodoulides dies or becomes disabled, we will not receive any compensation to assist us with his absence.

BUSINESS: We do not have an employment agreement with our Chief Executive Officer.
The Company does not have a formal employment agreement with its CEO, Mr. Christodoulides, which specifies his compensation and terms of his employment. Rather, Mr. Christodoulides has significant discretion in establishing those terms, which are generally subject to a periodic review by our Board of Directors. This includes Mr. Christodoulides' salary, which is subject to occasional adjustment.

BUSINESS: We do not have an independent director.
Our Board of Directors consists of our Andrew Christodoulides, our CEO, and Laurence Levi, our Chief Strategy Officer. As both individuals are officers of the Company, as well as our two largest shareholders, we do not have an independent director who does not have a material or pecuniary relationship with the Company. Additionally, given that Mr. Chritodoulides holds the vast majority of voting shares, he has and will continue to have control over the election of directors and will be able to elect directors who may be in favor of higher executive compensation packages for himself and other officers, along with other issues, than independent directors would be. This relationship with the Company could affect the Board of Directors' judgment and decision making.

BUSINESS: We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We may also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third

parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

BUSINESS: We have trademark and patent applications pending before the U.S Patent & Trademark Office.
One of the Company's most valuable assets is its intellectual property. The Company has applied with the U.S. Patent & Trademark Office to register the trademark "Applaudable" and has submitted several patent applications related to the Moro and Applaudable platforms. However, these applications are still pending and trademark and patent registration have not yet been granted. It is possible that the USPTO will ultimately reject our applications for any number of reasons, including that it infringes on another trademark or patent. If that happens, the Company could face significant cost and business disruption as it may be forced to rebrand and take other actions to avoid costly litigation and damages.

BUSINESS: Successful development of our new platforms and services is uncertain.
Our development of current and future platforms, features, and services is subject to the risks of failure and delay inherent in the development of new services based on new technologies, including delays in development, reliance on third-parties, limitations of the state of the necessary technology, failure to achieve market acceptance, and emergence of superior or equivalent platforms or services. Because of these risks, our development efforts may not result in any commercially viable services. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any platforms or services are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

BUSINESS: We rely on other companies to provide the products we sell on our platforms.
We depend entirely on suppliers, manufacturers, and wholesalers to provide our customers the products they order through our platforms. As we utilize a drop-shop model, these third-parties are critical to our ability to meet our obligations to our customers. As a result, the business may be adversely affected, and without material recourse, if they do not provide the agreed-upon products or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

BUSINESS: We rely on third parties to provide services essential to the operation and success of our business.
We rely on third-parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, and the design and development of the technology, coding, and design of our platforms. It is

possible that some of these third-parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other vendors' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our significant reliance on third-parties for critical functions and their performance.

BUSINESS: We may implement new lines of business or offer new services within existing lines of business.

As an early-stage Company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new services in response to industry trends or developments in technology, or those new services may not achieve market acceptance. As a result, we could lose business, be forced to price services on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

BUSINESS: Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. This specifically includes customer reviews – particularly, those posted online. There has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

BUSINESS: Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to

provide services. The integrity and protection of that customer and employee data are critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

BUSINESS: Our Applaudable platform and some of our related technologies are still in development.
Our Applaudable platform is still in development and has not been released publicly, as we continue to work through a number of technological issues. Unanticipated technological hurdles, difficulties in coding, changes to design, and regulatory hurdles could cause delays or cost overruns. Additionally, there is no guarantee the end product will meet our performance expectations and may never become fully operational. Or, we may make the decision that the platform no longer presents a viable business model. Any of these events could materially and adversely affect our operating performance and results of operations.

SECURITIES & OFFERING: The securities being sold in this Offering have limited rights, including no voting rights.
The security being offered has no voting rights attached to them. This means that you will have no formal say in how the Company will be run, including no ability to vote for the directors of the corporation or other matters that typically require shareholder approval. Messrs. Christodoulides and Levi currently hold more than 85% of the total outstanding stock and 97% of the outstanding voting stock of the Company. Consequently, they exert a great deal of control over the management and operations of the Company and investors in this Offering should understand that they will have control over stockholder matters, such as the election of directors, amendments to our certificate of incorporation, and approval of significant corporate transactions.

SECURITIES & OFFERING: Even if we raise our minimum Offering amount or more, the capital may not be sufficient to support the operations of the business.
The Company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell a significant portion, or even all, of the common stock we are Offering now, there is no guarantee that this will be sufficient to sustain the business or ensure it becomes profitable. Additionally, the Company will more than likely need to raise more funds in the future. If the Company cannot secure capital upon acceptable terms, it will not be able to continue operations . Even if we do make a successful Offering in the future, the terms of that Offering might result in your investment losing all or some of its value.

SECURITIES & OFFERING: This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this Offering, we may request that StartEngine instruct the escrow agent to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the Offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an Offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

SECURITIES & OFFERING: We may terminate this Offering at any time and are under no obligation to accept a subscription.

We reserve the right to terminate this Offering at any time during the Offering period, for any reason, regardless of the number of shares sold. If we terminate this Offering at any time prior to the sale of all the shares offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by our Company and no funds will be returned to subscribers. Additionally, we reserve the right to accept or reject any individual subscription.

SECURITIES & OFFERING: Management has discretion as to the use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described in our Form C is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

SECURITIES & OFFERING: Your information rights are limited.

Post the Offering, investors will be entitled only to that information required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF, which generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

SECURITIES & OFFERING: Your shares are subject to dilution.

Dilution means a reduction in value, control, or earnings of the shares the investor owns. Dilution will occur whenever the Company issues additional shares. Investors will experience immediate dilution during the course of the Offering not only from subsequent investors, but also due to the number of bonus shares that will be issued in order to incentivize investment. These bonus shares, which are being issued for no additional consideration, can range from 5% to 50% of the total investment amount received by the Company. Depending on how many bonus shares are ultimately issued after you have made your investment, your ownership interest in the Company could

be materially impacted. You will also experience significant dilution when the Company's CrowdSAFE converts into equity and if the Company issues shares in the future at a lower valuation, issues warrants to investors or others, or expands its equity incentive pool for Company employees.

SECURITIES & OFFERING: The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

MARKET: Industry consolidation may result in increased competition.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service Offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality.

MARKET: We operate in a highly competitive industry.
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. While our product quality, performance, value and packaging are important differentiating factors, our competitors have significant advantages that may make impact our business model and growth.

OTHER: The Company may sell products, provide services, or otherwise operate internationally.
Operating internationally presents a unique set of risks and challenges, including compliance with various local laws, rules, regulation in each of the jurisdictions in which we conduct business. Changes in laws, rules, regulations, policies or requirements could result in the need to modify our platforms and services, and could affect the demand for our services, which may have an adverse impact on our future operating results. In addition, our failure to comply with applicable laws, rules and regulations could subject us to significant costs and liabilities.

OTHER: The Company may collect and store certain customer information that requires it to comply with certain customer privacy laws and regulations.

The Company may collect, store, or have access to users' confidential or personal information that is subject to privacy and security laws, regulations and customer-imposed controls. Security breaches or other unauthorized access to, or the use or transmission of, personal user information could result in a variety of claims against us, including privacy-related claims. There are numerous federal, state, local, and international laws and regulations regarding privacy and the storage, sharing, use, processing, disclosure and protection of this kind of information, the scope of which are changing, inconsistent and conflicting and subject to differing interpretations. In particular, we may be subject to the General Data Protection Regulation (GDPR), a comprehensive privacy and data protection reform that became effective in May 2018. The GDPR, which is applicable to all companies processing data of European Union residents, imposes significant fines and sanctions for violations. Similarly, the California Consumer Privacy Act of 2018 , which was enacted in June 2018 and came into effect on January 1, 2020, provides a private right of action for data breaches and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices and allow consumers to opt out of certain data sharing with third parties. We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. Additionally, other jurisdictions have enacted or are enacting data localization laws that require data generated in or relating to the residents of those jurisdictions to be physically stored within those jurisdictions. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time. While we seek to materially comply with applicable laws and industry codes of conduct relating to privacy and data protection, there is no assurance that we will not be subject to claims that we have violated applicable laws or codes of conduct, that we will be able to successfully defend against such claims or that we will not be subject to significant fines and penalties in the event we are found not to be in compliance with such laws or codes of conduct. Any failure or perceived failure by us (or any third parties with whom we have contracted to store such information) to comply with applicable privacy and security laws, policies or related contractual obligations or any compromise of security that results in unauthorized access to personal information may result in governmental enforcement actions, significant fines, litigation, claims of breach of contract and indemnity by third parties and adverse publicity. In the case of such an event, our reputation may be harmed, we could lose current and potential users and the competitive positions of our various brands could be diminished, any or all of which could adversely affect our business, financial condition and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Christodoulides	4,875,000	Class A Voting Common Stock	83.4%

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Non-Voting Common Stock, CF Shadow Series Common Stock, Series A Preferred , Preferred Stock, Common Stock, and CrowdSAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 664,010 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 8,000,000 with a total of 5,262,918 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding does not include 595,263 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding also does not include 460,293 shares to be issued pursuant to stock options issued.

Right to dividend if and when declared.

Class B Non-Voting Common Stock

The amount of security authorized is 1,270,410 with a total of 664,930 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Please see the Company's Second Amended & Restated Certificate of Incorporation, attached to the Offering Memorandum as Exhibit F, for further information.

The total amount outstanding includes 129,115 shares to be issued pursuant to outstanding warrants

Right to a dividend if and when declared; Common holders are junior to preferred holders in case of dissolution or liquidation

CF Shadow Series Common Stock

The amount of security authorized is 350,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with CF Shadow Series Common Stock.

Material Rights

An estimated 333,640 CF Shadow Series Common Stock will convert upon a qualified funding round of at least $1,000,000.

Series A Preferred

The amount of security authorized is 200,000 with a total of 173,906 outstanding.

Voting Rights

Not entitled to vote for board of directors, votes on all other matters 1:1 with common stock

Material Rights

Distribution & liquidation preference over common stock; right to a dividend if and when declared; right to convert shares to common shares at the defined conversion price.

Preferred Stock

The amount of security authorized is 4,800,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Distribution & liquidation preference over common stock; right to a dividend if and when declared; right to convert shares to common shares at the defined conversion price.

Common Stock

The amount of security authorized is 444,319 with a total of 0 outstanding.

Voting Rights

1 Vote per share.

Material Rights

Right to dividend if and when delcared.

CrowdSAFE

The security will convert into Cf shadow series common stock and the terms of the CrowdSAFE are outlined below:

Amount outstanding: $1,083,447.00
Interest Rate: %
Discount Rate: 24.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

In July 2019 the Company initiated a Regulation Crowdfunding ("Regulation CF") offering of Crowdfunding Simple Agreement for Future Equity ("Crowd SAFE") securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, is subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $1,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represents the same type of equity interests sold (preferred or common securities) in the equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equals the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the SAFE Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold with a discount rate of 24%, whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price. If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash

payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts.

What it means to be a minority holder

As a minority holder of the Company's securities, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $1,861,552.00
  Number of Securities Sold: 5,489
  Use of proceeds: General working capital.
  Date: June 05, 2022
  Offering exemption relied upon: Regulation A+

- **Type of security sold:** CrowdSAFE
  Final amount sold: $1,083,447.00
  Use of proceeds: General working capital
  Date: January 01, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** 2021 Convertible Note Bridge
  Final amount sold: $225,000.00
  Use of proceeds: General working capital
  Date: June 10, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $775,000.00
  Number of Securities Sold: 0
  Use of proceeds: General Working Capital
  Date: June 02, 2023
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2022</u>

Revenues, net

Revenue for fiscal year 2022 was $1,758,421.00 compared to $828,843.00 in fiscal year 2021. The year-over-year increase was principally driven by a dramatic increase in brands and products onto the Moro.com platform. In addition, the effects of COVID on the interior design market diminished significantly which allowed many professional interior design projects to proceed that had been put on hold in 2021.

Cost of revenues

Cost of revenues for fiscal year 2021 was $1,485,947.00 compared to $427,194.00 in fiscal year 2020. This increase was primarily due to a growth in sales volume compared to the prior year period. The increase was also partly due to one-time investments to develop campaigns for many of our acquired brands so that they were prepared to go live once those brands had been onboarded to Moro.

Gross Margins

Gross margin for fiscal year 2022 was $70,595 compared to ($47,780) in fiscal year 2021. The improvement in gross margin can be attributed to the year-over-year increase in sales volume.

Operating Expenses Below Gross Margins

Operating expenses below gross margin for fiscal year 2021 were $1,260,981 compared to $723,162 in fiscal year 2022. This increase was primarily due to an increase in advertising and marketing expenses as well as an increase in general and administrative expenses. The change in advertising and marketing expenses was due to an increased volume of product sales compared to the prior year period. The change in general and administrative expenses was due to an increase in headcount in order to manage the increased product data from newly added brands and accelerated Applaudable platform development.

Historical results and cash flows:

The Company is currently in the pre-profit growth stage and is not expected to generate a profit for the near to medium term, given the shift of priorities toward the Applaudable platform. We are therefore of the opinion that the historical cash flows will not be indicative of the cash flows expected for the future because the Company. Past cash was primarily generated through product sales, borrowings of debt, and equity investments. Our primary goal is to launch and continue to develop Applaudable.com. The Company expects that Moro.com will generate positive cash flow in the medium term and that Applaudable.com will generate positive cash flow in the long term.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2023, the Company has capital resources available in the form of cash on hand of approximately $295,0000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the growth and development of Applaudable.com.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 80%will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company will be able to operate for less than 3 months. This is based on a reduced monthly burn rate of $50,000 for general operating expenses including payroll, and minimal investment in technology.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $5mm, we anticipate the Company will be able to operate for approximately 10 months. This is based on an anticipated monthly burn rate of $300,000 for general operating expenses including payroll.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No.

Indebtedness

- **Creditor:** PPP Loan #1
  Amount Owed: $206,998.00
  Interest Rate: 1.0%
  Maturity Date: March 01, 2025
  In April 2020, the Company entered into a Paycheck Protection Program ("PPP") loan for $263,997, with an interest rate of 1% and a maturity date set in April 2022. This loan is not secured. The balance of this loan was $206,998, and $263,997 as of December 31, 2022, and December 31, 2021, respectively

- **Creditor:** PPP Loan #2
  Amount Owed: $228,332.00
  Interest Rate: 1.0%
  Maturity Date: January 01, 2026
  In February 2021, the Company entered into a second PPP loan for $228,332, with an interest rate of 1% and a maturity date set in April 2026. This loan is not secured. The balance of this loan was $228,332 as of December 31, 2022, and December 31, 2021.

- **Creditor:** Economic Injury and Disaster Loan #1
  Amount Owed: $49,900.00
  Interest Rate: 3.75%
  Maturity Date: June 01, 2050

- **Creditor:** Economic Injury and Disaster Loan #2
  Amount Owed: $81,400.00
  Interest Rate: 3.75%
  Maturity Date: November 01, 2050

- **Creditor:** Elevon
  Amount Owed: $129,000.00
  Interest Rate: 0.0%
  Maturity Date: December 01, 2023

- **Creditor:** Loan from Claudine Morgan
  Amount Owed: $80,000.00
  Interest Rate: 0.0%
  Maturity date is on demand.

Related Party Transactions

Valuation

Pre-Money Valuation: $45,946,207.62

Valuation Details:

The Company has determined its pre-money valuation based on its own analysis of several factors, including but not limited to:

Previous Sale of Securities

In the Reg A+ round we concluded in June 2022, we raised at a $35mm pre-money valuation, and that was when the social media portion of our business, Applaudable, remained in the design stage.

Recent Developments & Future Roadmap

Applaudable has now launched in a private beta as of October 17, 2022, and we have also made substantial progress with our eCommerce business Moro, including a complete website refresh and enhanced browsing functionality. In terms of overall progress since the June 2022 close, we have developed Applaudable for iOS and Android including developing the key "User Story" functionality, with generative AI (Chat GPT) integrations; posting functionality; curated Feeds based on user interests and communities; dynamic creation of non-user profile pages encompassing all Applauded experiences; and "impact measurement" which allows users to measure the impact of their posts on influencing others' behavior.

Comparable Competitors & Market

We believe we can disrupt the $177B social media advertising market. Our transaction-based affiliate model will connect advertisers to consumers only when they are ready to purchase. And it will charge advertisers only on purchase transactions, not on clicks or impressions. This reduces wasted spend by advertisers on impressions or clicks that don't lead to a purchase. And it improves the user experience by focusing content and search results on what is most relevant to consumers, and only introducing sellers or advertisers to fulfill established consumer needs. Unlike other social media platforms, we believe Applaudable is more useful and more meaningful.

https://www.zenithmedia.com/digital-advertising-to-exceed-60-of-global-adspend-in-2022/

Conclusion

We, therefore, believe a modest increase from the $35mm pre-money in June, to a pre-money valuation of $45,946,207.62 for this round, is reasonable.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock, and (ii) 129,115 issued Class B Non-Voting warrants or other forms of convertible securities were not included in this calculation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,083,447 in CrowdSAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.76 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $4,999,995.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  40.0%
  Development of the Applaudable social media platform for desktop and mobile, and refined meant of the Moro ecommerce platform.
- *Marketing*
  25.0%
  Marketing of the Applaudable social media platform, including paid search and public relations, and marketing of the Moro commerce platform.
- *Operations*
  29.5%
  General operations including operating expenses, sales, general & administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at applaudable.com (applaudable.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/applaudable

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WeLivv, Inc.

[See attached]

WELIVV dba MORO, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

AUDITED

(Expressed in US Dollars $)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
WeLIVV, Inc.
New York

Opinion

We have audited the financial statements of WeLIVV, Inc., which comprise the balance sheets as of December 31, 2022, and December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of WeLIVV, Inc., as of December 31, 2022, and December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of WeLIVV, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about WeLIVV, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WeLIVV, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about WeLIVV, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 24, 2023
Los Angeles, California

As of December 31,	2022	2021
ASSETS		
Current assets		
Cash and cash equivalents	$ 191,872	$ 68,311
Inventories	31,906	
Vendor deposits	43,718	225,694
Total current assets	267,496	294,005
Intangible assets, net	22,932	-
TOTAL ASSETS	**$ 290,428**	**$ 294,005**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 107,687	$ 62,997
Accrued liabilities	149,371	129,380
Deferred revenue	61,575	317,600
Accrued interest	27,671	329,993
Due to related parties	49,593	5,635
Notes payable, current	129,000	-
Convertible notes, current	-	887,500
Total current liabilities	524,897	1,733,105
Future equity obligations	2,078,867	1,812,384
Paycheck protection plan loan, net of current maturities	470,995	492,329
Related party loans, net of current maturities	80,000	80,000
Convertible notes, net of current maturities	-	-
Economic injury disaster loan	131,300	131,300
Total liabilibites	**3,286,059**	**4,249,118**
Stockholders' deficit		
Series A preferred stock	-	-
Undesignated preferred stock	-	-
Class A common stock	588	527
Class B common stock	-	-
CF shadow series common stock	-	-
Undesignated common stock	-	-
Additional paid-in capital	3,068,753	5,005
Subscription receivable	(738)	(738)
Equity issuance costs	(183,446)	(17,292)
Accumulated deficit	(5,880,788)	(3,942,615)
Total stockholders' deficit	**(2,995,631)**	**(3,955,113)**
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**290,428**	**$ 294,005**

See accompanying notes to the financial statements

For the year ended December 31,	2022	2021
Revenues, net	$ 1,758,421	$ 828,843
Cost of revenues	1,485,947	427,194
Gross Profit (loss)	272,474	401,649
Operating cost and expenses:		
Advertising and marketing	533,356	484,459
General and administrative	1,486,961	851,641
Total operating expenses	2,020,317	1,336,100
Net income (loss) from operations	(1,747,843)	(934,451)
Other income (expense):		
Interest expense	(63,986)	(119,559)
Change in fair value of future equity obligations	(126,344)	(742,384)
Total other income (expense)	(190,330)	(861,943)
Net income before provision for income franchise tax expense	(1,938,173)	(1,796,394)
Provision for income and franchise taxes	-	-
Net loss	**$ (1,938,173)**	**$ (1,796,394)**
Weighted average common shares outstanding - basic and diluted	5,872,639	5,262,918
Net loss per common share - basic and diluted	**$ (0.33)**	**$ (0.34)**

See accompanying notes to the financial statements

WELIVV INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Class A Voting Common Stock		Additional Paid-in Capital	Subscription Receivable	Equity Issuance Costs	Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount					
Balance as of December 31, 2020	**5,027,918**	**$ 503**	**$ -**	**$ (503)**	**$ -**	**$ (2,146,221)**	**$ (2,146,221)**
Issuance of common stock	-	-	-	-	(17,292)	-	(17,292)
Stock option compensation	235,000	24	5,005	(235)	-	-	4,794
Net loss	-	-	-	-	-	(1,796,394)	(1,796,394)
Balance as of December 31, 2021	**5,262,918**	**$ 527**	**$ 5,005**	**$ (738)**	**$ (17,292)**	**$ (3,942,615)**	**$ (3,955,113)**
Issuance of common stock	609,721	61	3,063,748	-	(166,154)	-	2,897,655
Stock option compensation	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(1,938,173)	(1,938,173)
Balance as of December 31, 2022	**5,872,639**	**$ 588**	**$ 3,068,753**	**$ (738)**	**$ (183,446)**	**$ (5,880,788)**	**$ (2,995,631)**

See accompanying notes to the financial statements

For the year ended December 31,	2022	2021
Net loss	$ (1,938,173)	$ (1,796,394)
Adjustment to reconcile net income to net cash used in operating activities:		
Change in fair value of future equity obligations	266,483	742,384
Stock-based compensation	1,523	4,794
Adjustments to accumulated deficit (increase) decrease in assets:		
Vendor deposits	181,976	(225,694)
Inventory	(31,906)	
Adjustments to accumulated deficit increase (decrease) in liabilities:		
Accounts payable	44,690	57,772
Accrued liabilities	19,991	129,380
Accrued interest	(302,322)	119,549
Deferred revenue	(256,025)	257,627
Due/(from) to related parties	43,958	(116,790)
Net cash used in operating activities	**(1,969,805)**	**(827,372)**
Cash flows from investing activities		
Purchase of intangible assets	(22,932)	-
Net case used in investing activities	**(22,932)**	**-**
Cash flows from financing activities		
Class B Non-Voting Common Stock and Warrant Purchase Agreements – Bridge Equity Financing	125,000	212,500
Proceeds from issuance of common stock, net of note conversions	2,049,786	-
Issuance of notes payable	129,000	-
Equity issuance costs	(166,154)	(17,292)
Proceeds from related party loan	-	80,000
Proceeds from/(payments of) paycheck protection program loans	(21,334)	228,332
Net cash provided by financing activities	**2,116,298**	**503,540**
Net increase (decrease) in cash and cash equivalents	**123,561**	**(323,832)**
Cash and cash equivalents, beginning of period	68,311	392,143
Cash and cash equivalents, end of period	**$ 191,872**	**$ 68,311**
Supplimental cash flow information		
Cash paid for interest epxense	$ -	$ -
Cash paid for taxes	$ -	$ -
Non-cash investing and financing activities		
Value of convertible notes, plus accrued interest converted to common stock	$ 1,277,374	$ -
Subscription receivable for sale of common stock	$ -	$ 24

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

WeLivv Inc. dba Moro was incorporated in the State of Delaware on April 15, 2016 ("Inception"). The financial statements of WeLivv Inc. (which may e referred to as the "Company, "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the state of New York and began operations in 2016.

The Company operates an online home furnishings marketplace to connect designers, product creators and consumers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventories

All inventory is drop-shipped from the supplier after the customer has made a purchase through the Company's online platforms. As such the company does not maintain any inventory of its own.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on useful lives of the

assets. Depreciation expense as of December 31, 2022, and 2021, is $0, respectively. All fixed assets are fully depreciated.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2022, and 2021.

Leases

As a result of the COVID-19 pandemic, the company vacated its office in May 2020 and currently conducts all business virtually. However, the Company is a party to a lease agreement for premises used by Andrew Christodoulides. The Company evaluates future lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes. Any lease that does not meet the criteria for a capital lease is accounted for as an operating lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under capital leases are amortized using the straight-line method over the lease term. Amortization of assets under capital leases is included in depreciation expense.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Future equity obligations

The Company has issued Simple Agreements for Future Equity ("SAFEs") in exchange for cash financing. These funds have been classified as long-term liabilities. (See Notes 5 and 6).

The Company has accounted for its SAFE investments as liability derivatives under the FASB's ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Net loss per share

Net earnings or loss per share is computed by dividing net income or loss by the weighted- average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022, diluted net loss per share is the same as basic net loss per share. As of December 31, 2022, potentially dilutive securities included the Company's outstanding stock options (see Note 8). As of December 31, 2022, there were an indeterminable number of shares that were potentially dilutive based on the Company's outstanding future equity obligations (see Note 6).

Income Taxes

WeLivv Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract

5) Recognize revenue as the performance obligation is satisfied.

The Company generates revenue and profit margin through an online home furnishings marketplace to connect designers, product creators and consumers, and drop-ships purchases to the customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $533,356 and $484,459, respectively, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation- Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expenses in its statements of operations in the same manner in which the award recipient's costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black- Scholes option-pricing model. The Company is a private company and lacks company- specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so in the future. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard is effective for fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Accrued expenses	$ -	$ **21,311**
Credit cards	109,504	86,302
Payroll liabilities	21,767	21,767
Total accrued liabilities	**$ 131,271**	**$ 129,380**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of December 31,	2022	2021
Computers	$ 7,167	$ 7,167
Furniture and fixtures	1,916	1,916
Total cost	**9,083**	**9,083**
Accumulated depreciation	(9,083)	(9,083)
Property and equipment, net	**$ -**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and December 31, 2021, was in the amount of $0.

5. FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

Fair Value Measurements			
	As of December 31, 2021 Using:		
Liabilities	Level 1	Level 2	Level 3
Future equity obligations	$ -	$ -	$ 1,812,384
	As of December 31, 2022 Using:		
Liabilities	Level 1	Level 2	Level 3
Future equity obligations	$ -	$ -	$ 2,078,867

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact on the Company's results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of settlement outcomes include unobservable Level 3 inputs.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2022, and December 31, 2021:

	Future Equity Obligations
Balance, December 31, 2020	**1,070,000**
Change in fair value	742,384
Balance, December 31, 2021	**$ 1,812,384**
Change in fair value	$ 266,483
Balance, December 31, 2022	**$ 2,078,867**

During the year ended December 31, 2022, the changes in the fair value resulted from an adjustment to these valuations and estimates made to the probability of the various outcomes.

6. FUTURE EQUITY OBLIGATIONS

In July 2019 the Company initiated a Regulation Crowdfunding ("Regulation CF") offering of Crowdfunding Simple Agreement for Future Equity ("Crowd SAFE") securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, is subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $1,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represents the same type of equity interests sold (preferred or common securities) in the equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equals the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the SAFE Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold with a discount rate of 24%, whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

As of December 31, 2022, and December 31, 2021, the Company was authorized to issue 15,000,000 shares of stock, which consisted of 10,000,000 shares of par value $0.0001 Common Stock and 5,000,000 shares of par value $0.0001 Preferred Stock.

Preferred stock

The Company designated 171,068 shares of its preferred stock Series A Preferred Stock, with 4,828,932 shares of preferred stock undesignated. As of December 31, 2022, and December 31, 2021, 173,906 and 0 shares, respectively, of Preferred Stock have been issued and are outstanding. The Company subsequently amended its certificate on January 9, 2023 to, in relevant part, increase the number of authorized shares of Series A Preferred Stock to 200,000.

Common stock

The Company designated its Common Stock as 8,000,000 shares of Class A Voting Common Stock, 1,270,410 shares of Class B Non-Voting Common Stock, and 285,271 shares of CF Shadow Series stock, with 444,319 shares of common stock undesignated. As of December 31, 2022, and December 31, 2021, 5,262,918 shares of Class A Voting Common Stock have been issued and are outstanding. As of December 31, 2022, and December 31, 2021, 427,481 and 0 of Class B Non-Voting have been issued and are outstanding. As of December 31, 2022 no CF Shadow Series stock has been issued.

Voting

The holders of the Class A Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of the Class B Non-Voting common stock do not have any voting rights, except as otherwise required by the Delaware General Corporation Law. The holders of the Series A preferred stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except that they are not entitled to vote for the directors of the corporation.

Regulation A offering

In November 2021, the Company initiated a Regulation A crowd-funding securities offering. The Company offered a maximum of 1,127,819 shares of its Class B Non-Voting Common Stock at a price of $6.65 per share for aggregate maximum gross proceeds of $7,500,000 (the "Offering").

There was no minimum number of shares that had to be sold to close the Offering. The minimum initial investment amount per subscriber was $266. The Offering was conducted on a "best-efforts" basis pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings directly by the Company and on the Republic platform pursuant to an agreement entered into with Open Deal Broker LLC ("ODB"), an SEC registered broker-dealer that is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

In consideration for ODB's services, ODB received in cash (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $2,000,000, a 6% commission on the dollar value of the securities issued to investors in this Offering; (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $2,000,000 but not greater than $5,000,000, a 4% commission on the dollar value of the securities issued to investors in this Offering; and (iii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 2% commission on the dollar value of the securities issued to investors in this Offering.

Excepted from the cash commission calculation are those securities sold to any investor which the company has pre-identified to ODB and invests $25,000 or more in the Offering ("Excepted Investors"). Additionally, ODB received in securities of the same type as issued in this Offering, (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $5,000,000, a 2% securities commission; and (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 1% securities commission.

The Regulation A offering closed on June 5, 2022, and raised $1,861,552.

2022 Equity Bridge Offering

During November and December 2022, the Company raised an additional $125,000 through an Equity Bridge Offering of its Class B Non-Voting Common Stock at a price of $6.65 per share.

8. 2017 EQUITY INCENTIVE PLAN

On October 4, 2017, the Company adopted the Company's 2017 Stock Plan (the "2017 Plan"). The 2017 Plan is intended to promote the interests of the Company, by providing eligible persons in the Company's employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service. The Company initially reserved 555,556 shares of common stock issuable upon the grant of awards. The Company subsequently increased the reserved stock to 1,055,556 on May 1, 2021.

On March 31, 2021, under the 2017 Plan, the Company issued options to an employee to purchase an aggregate of 3,076 shares of Class A voting common stock at an exercise price of $3.80. The exercise price for each option awards reflects the fair market value of the outstanding stock on the date of the grant as determined by the board of directors. Shares purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company's favor. The options vest quarterly through March 30, 2023, and have an expiration date of March 31, 2031.

On March 21, 2022, under the 2017 Plan, the Company issued options to two employees to purchase an aggregate of 592,187 chase of Class A voting common stock at an exercise price of $3.80. The exercise price for each option awards reflect the fair market value of the outstanding stock on the date of the grant as determined by the board of directors. Share purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company's favor. The options vest quarterly through March 30, 2024, and have an expiration date of March 31, 2032.

A summary of information related to stock options for the years ended December 31, 2022, is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding, December 31, 2020	**-**	**$ -**	**$ -**
Granted	3,076	3.80	8,767
Exercised	-	-	-
Forfeited	-	-	-
Outstanding, December 31, 2021	3,076	$3.80	$ 8,767
Granted	592,187	3.80	$ 2,250,311
Exercised	-	-	-
Forfeited	-	-	-
Outstanding, December 31, 2022	595,263	$3.80	$ 2,259,078

Weighted average grant date fair value of options granted during the year	$	2.05
Weighted average durations (years) to expiration of outstanding options		8.24

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted as of December 31, 2022:

Risk-free interest rate	0.89%
Expected term (in years)	5.27
Expected volatility	63%
Expected dividend yield	0%

The total grant-date fair value of the options granted during the years ended December 31, 2022, and December 31, 2021, was $1,213,983 and $6,318, respectively. Stock-based compensation expense of $1,523 and $4,795 was recognized for the year ended December 31, 2022, and December 31, 2021, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $0 as of December 31, 2022, which will be recognized over a weighted average period of one year from the grant date. The stock-based compensation was classified as general and administrative expense in the statements of operations.

9. DEBT

As of December 31 2022

	Origination date	Interest Rate	Maturity Date	Accrued interest	Interest Expense	Current portion	Non-current portion	Total
PPP Loan #1	April 2020	1%	March 2025	$ 5,059	$ 2,644		$ 206,998	$ 206,998
PPP Loan #2	February 2021	1%	January 2026	6,289	2,283		228,332	228,332
EIDL Loan #1	July 2020	3.75%	June 2050	7,048	1,871		49,900	49,900
EIDL Loan #2	December 2020	3.75%	Novmeber 2050	4,300	3,053		81,400	81,400
Elevon	September 2022	0.00%	December 2023	-	-	129,000	-	129,000
Claudine Morgan	August 2021	Variable	On demand	4,975	4,167		80,000	80,000
Total				$ 27,671	$ 14,018	$ 129,000	$ 646,630	$ 775,630

As of December 31 2021

	Origination date	Interest Rate	Maturity Date	Accrued interest	Interest Expense	Current portion	Non-current portion	Total
PPP Loan #1	April 2020	1%	March 2025	$ 4,405	$ 4,405		$ 263,997	$ 263,997
PPP Loan #1	February 2021	1%	January 2026	2,017	2,017		228,332	228,332
EIDL Loan #1	July 2020	3.75%	June 2050	2,804	2,804		49,900	49,900
EIDL Loan #1	December 2020	3.75%	Novmeber 2050	3,236	3,236		81,400	81,400
Convertible Notes	2017 - 2021	12.00%	Triggering Event	305,783	95,349	887,500	-	887,500
Claudine Morgan	August 2021	2.75%	On demand	11,748	11,748		80,000	80,000
Total				$ 329,993	$ 119,559	$ 887,500	$ 703,629	$ 1,591,129

Payroll Protection Program Loans

In April 2020, the Company entered into a Paycheck Protection Program ("PPP") loan for $263,997, with an interest rate of 1% and a maturity date set in April 2022. This loan is not secured. The balance of this loan was $206,998, and $263,997 as of December 31, 2022, and December 31, 2021, respectively.

In February 2021, the Company entered into a second PPP loan for $228,332, with an interest rate of 1% and a maturity date set in April 2026. This loan is not secured. The balance of this loan was $228,332 as of December 31, 2022, and December 31, 2021.

Economic injury and disaster loans

In April 2020, the Company received an advance of $10,000, under the Economic Injury and Disaster Loan ("EIDL").

In July 2020 and December 2020, the Company entered into EIDLs for $39,900 and $81,400, respectively, with an interest rate of 3.75% and a maturity date in July and December 2050, respectively. These loans are secured by all tangible and intangible personal property of the Company. The total amount outstanding on all EIDLs was $131,300 as of December 31, 2022, and December 31, 2021.

Convertible Notes

As of December 31, 2021, the Company has issued a total of $912,500 of 12% unsecured convertible notes (the "Notes") due twenty-four months after initial issuance ("Maturity Date"). The Notes are unsecured. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

All convertible notes, and accrued interest were converted to stock, in accordance with the terms thereof, during the year ended December 31, 2022.

There were no other events or transactions during this time which would have a material effect on these financial statements.

10. INCOME TAXES

The provision for income taxes for the years ended December 31, 2022, and December 31, 2021, consists of the following:

As of December 31,	2022	2021
Provision for income taxes	$ 468,020	$ 494,008
Valuation allowance	(468,020)	(494,008)
Net provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of December 31,	2022	2021
Net operating loss	$ 5,644,505	$ 3,942,615
Valuation allowance	(5,644,505)	(3,942,615)
Net deferred tax asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,644,505, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,644,505. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company has received advances from the founder and one stockholder since inception. As of December 31, 2022, and December 31, 2021, the balance of the advances owed to the founder was $49,593 and $5,635. These advances have no interest rate or specified maturity date.

In 2021, the Company received an advance from a related party in the amount of $80,000, due in one year, bearing a variable interest rate at PRIME plus 1%, adjusted annually on the anniversary of the loan. The interest rate ranged from 2.75% to 6.5%. As of December 31, 2022, the amount outstanding is $80,000 and is classified as long-term in due to related parties, net of non-current maturities on the balance sheets. Accrued interest as of December 31, 2022, and December 31, 2021, related to this advance was $4,975 and $11,748, respectively.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases premises used by Andrew Christodoulides. Rent expenses related to this lease for the years ended December 31, 2022, and December 31, 2021, were $43,303 and $77,000, respectively.

The Company also leased two automobiles during the year ended December 31, 2021. One leased vehicle was returned to the dealership with no monies owed and the second was transferred to another unrelated party with no additional monies owed.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 24, 2023, which is the date the financial statements were available to be issued.

As of April 24, 2023, the Company has raised gross proceeds of $400,000 through Class B Non-Voting Common Stock Agreements – Bridge Equity Financing.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,701.890, an operating cash flow loss of $1,969,805, and liquid assets in cash of $191,872, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF APPLAUDABLE

Social Media 3.0

Social media today is toxic. Applaudable is a new social media platform designed to capture life's most meaningful moments. Share the experiences that made you who you ...
Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Applaudable
Non-toxic social media.

$31,657.39 Raised

OVERVIEW ABOUT TERMS REWARDS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- 200-300% ahead of initial user projections. Disrupting the $177B social media advertising market.*
- Concern about toxic social media are at an all time high, and there is a hunger for a more positive, authentic experience. Applaudable is specifically designed to draw out our most meaningful experiences.
- Black belt team includes CEO with a successful exit; the founder of $3.75B market cap cloud firm Digital Ocean; and the software development team behind Tik Tok's biggest competitor.

*Source

--

WeLivv, Inc. is the legal entity which owns and operates Applaudable. It also owns and operates Moro and additional planned ecommerce verticals.

Invest Now
$7.53 Per Share

RAISED	INVESTORS
$31,657.39	41
MIN INVEST	VALUATION
$248.49	$45.95M

THE PROBLEM

Social media is toxic.

Social media promotes toxic, divisive content. FOMO and rage drive page views and ad dollars. But they do demonstrable damage to our well being.


THE WALL STREET JOURNAL.

Is Facebook Bad for You? It Is for About 360 Million Users, Company Surveys Suggest

Facebook Knows Instagram Is Toxic for Teen Girls, Company Documents Show

Its own in-depth research shows a significant teen mental-health issue that Facebook plays down in public

(source, source)

Superficial posts drive "compare & despair." And life's most meaningful experiences go unacknowledged in the crush of our busy lives.


Instagram
Search
kerriekim2432
Follow
767 posts
2,588 followers
279 following
kerriekim2432
Department of Language, Literature and Culture
Fashion Blogger
Be the reason someone smiles today

Illustrative post

THE SOLUTION

Applaudable: Social Media 3.0


Andrew Christodoulides
Where did you feel most inspired?
Christopher Jackson
Gaudi's work is next level! Bucket list goals for sure.
Tina Hollis
Wow, the colors are breathtaking! The Sagrada Familia has been on my list for ages. Your post just bumped it up to the top
Justine Graham
Killer pic! What a dream spot!
What destinations are on your bucket list?
Sagrada Familia, Barcelona Spain
Checked off a colorful marvel from my bucket list - the Sagrada Familia. Where divine inspiration meets Gaudi's genius.

**Image is computer-generated demonstration version of a product currently available to consumers.*

Applaudable is a new social media platform specifically designed to share life's greatest experiences.

The Applaudable app guides users to capture and share the daily pleasures and meaningful experiences which form their personal stories.

Applaudable's design architecture and user curation encourage sharing in ways that are authentic and meaningful.

Like Instagram, stories and posts will be shared through a content feed. But posts will also include details that allow you to emulate experiences, right from the post.

Applaudable's interface is structured to draw out users' most formative, personal stories

- Posts include details that allow other users to emulate the experiences they see.
- “Impact measurement” will allows users to see how their experiences and stories have inspired and enriched others’ lives.
- And users will be able to order a beloved book, or reserve a restaurant another user posted – directly from the post.



32,989
352,114
Have you ever had a 'negative experience
00:58

Our Business Model: Revenue powered by eCommerce



Applaudable plans to generate revenue in two ways
Owned eCommerce
eCommerce sites owned by Applaudable
Affiliate eCommerce
eCommerce sites operated by third-party affiliates

We expect to generate revenue from purchases originating on Applaudable, both from **owned eCommerce** and **affiliate eCommerce**.

For product verticals that lack strong merchandising and decision support, we intend to build our own eCommerce sites. These include home furnishings, jewelry and apparel. Owned eCommerce sites generate **40-50% gross margins on sales of goods**, which are typically drop-shipped by the brands.

For all other product verticals, including travel, apparel and consumer goods, we plan to use an affiliate model that generates revenue from third party sellers, while still keeping the transactions right on the Applaudable platform. **Affiliate sales generate 10-20% gross margins, with far lower operating costs & a larger addressable market**.

THE MARKET

Delivering vast savings for advertisers

We believe we can disrupt **the $177B social media advertising market**.

The transaction-based affiliate model that we're developing will connect advertisers to consumers only when they are ready to purchase. And it will charge advertisers only on purchase transactions, not on clicks or impressions.

This is expected to reduce wasted spend by advertisers on impressions or clicks that don’t lead to a purchase. And it's expected to improve the user experience by focusing content and search results on what is most relevant to consumers, and only introducing sellers or advertisers to fulfill established consumer needs.

Addressable Market

Digital advertising — including social media, paid search, video, and banners — will reach **$600B in 2022**

Social media advertising will reach **$177B in 2022** — and we believe it is ripe for disruption by Applaudable



$600B
$177B

(source, source)

OUR TRACTION

Extraordinary early results

75,000
Applaudable users already registered.

2mm
Users projected in Year 1.

$3.5mm+
Previously raised.

$3mm revenue
Live in private beta on iOS and Android

200-300%
Ahead of initial user projections.

5,000+
Investors.

*Amounts previously raised, and investors, are through WeLivv, Inc.

Our 24-month vision: 10M users



Previous
$1.07M CF Round (Oversubscribed)
$1.8M A+ Round (June 2022)
Q4 2021
Full storyboard development of Applaudable UX and onboarding
Q1 2022
Finalize Applaudable design, UX & proof of concept
Q2 2022
Partnered with developers of $5B Triller social media platform
Q3 2022
Reached 75,000 registered users
Q4 2022
Private launch of Applaudable
Q1 2023
Applaudable Launch on Mobile
Q4 2023
Applaudable Web Launch and Platform Expansion
Year One
Full launch with transaction capability and 10 million users

Investment Timeline

$1.07mm
CF Round Oversubscribed Dec 2020

$1.8mm
Reg A+ Rd. Closed June 2022

$2.5mm
Target for Current Round

Series B
Planned for 2024

User Projections

30 million
Applauded experiences projected in Year 1.

10-20%
Affiliate revenue share from transactions produced through the platform



2mm users
75,000 users
At launch
Year 1

*Projections are based on the Company's internal data and analysis only.

ABOUT

HEADQUARTERS
228 Park Ave S PMB 44415
New York, NY 10003-1502

WEBSITE
View Site

Social media today is toxic. Applaudable is a new social media platform designed to capture life's most meaningful moments. Share the experiences that made you who you are: successes, failures, pleasures, inspirations, aspirations, and the role others played.

TEAM



Andrew Christodoulides
Founder, CEO, President, Treasurer & Director

Andrew Christodoulides has founded 3 businesses over 19 years. He started his first business - Acena - in the call center outsourcing space, out of the basement of his parent's house with only $500, and successfully sold it to strategic acquirer MAP Communications.

He then started the home decor e-commerce site Original Pad, which grew to $4mm in annual revenue within 4.5 years. Through Original Pad, he saw an opportunity to substantially improve the online shopping experience for home decor and home furnishings. This led to Moro, which was beta launched in July 2017.



Laurence Levi
Chief Strategy Officer, Chairman of the Board, Secretary & Director

Laurence founded consumer private equity firm VO2 Partners backed by the Lands' End family office. He previously founded boutique investment banking firm Levi Littell Herbst & Co and also served as Head of Strategy for both Transora, a technology consortium, and for EthnicGrocer, a Kleiner Perkins-backed e-commerce firm. He began his career as a transactional attorney at Latham & Watkins and received his JD from Columbia Law School.



Ben Uretsky
Advisor

Ben is the former CEO of DigitalOcean, a cloud infrastructure provider which went public in 2021 with a current market cap of $3.5 billion. Ben later co-founded Welcome Homes, an NYC startup that offers the first fully online home building, customization, and purchasing experience. Ben maintains an active advisory role in Moro and Applaudable.

TERMS

Applaudable

Overview

PRICE PER SHARE
$7.53

VALUATION
$45.95M

DEADLINE
Sep 8, 2023

FUNDING GOAL
$15k - $5M

Breakdown

MIN INVESTMENT
$248.49

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,995.30

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
1,992

SHARES OFFERED
Class B Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
664,010

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Combo Perks

- ***Early Bronze.*** *Invest $1,000 within the first 72 hours and receive 5% bonus shares.*
- ***Early Silver.*** *Invest $2,500 within the first 72 hours and receive 7% bonus shares.*
- ***Early Gold.*** *Invest $5,000 within the first 72 hours and receive 10% bonus shares.*
- ***Early Platinum.*** *Invest $25,000 within the first 45 days and receive 15% bonus shares + CEO Q&A*
- ***Early VIP 1.*** *Invest $50,000 within the first 45 days, get 25% bonus shares + CEO Q&A*
- ***Early VIP 2.*** *Invest $100,000 within the first 45 days, get 50% bonus shares + CEO Q&A*

Audience-Based

- ***Previous investors.*** *Receive 10% bonus shares.*

Amount-based

- ***Invest $2,500, get 5% bonus shares.***
- ***Invest $5,000, get 8% bonus shares.***
- ***Invest $10,000, get 10% bonus shares + CEO Q&A.***

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

WeLivv, Inc. dba Applaudable will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $7.53 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $753. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Audience-based bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

PRESS

Business Insider

Applaudable, la red social que ha superado en números a los inicios de Instagram y que planea ser la única plataforma sin toxicidad

View Article

Buffer

9 New Social Media Platforms You Might Not Know About

View Article

MarTech Series

WeLivv, Inc. Announces Applaudable, its New Social Media Platform

View Article

Tampa Bay Times

I guess we're supposed to use BeReal now, and I'm tired

View Article

Show More Press

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Applaudable.

$248

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Select

$2,500

TIER 1

Invest $2,500, get 5% bonus shares.

Select

$5,000

TIER 2

Invest $5,000, get 8% bonus shares.

Select

$10,000

TIER 3

Invest $10,000, get 10% bonus shares + CEO Q&A.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Eric Rossi
a month ago

Hello,
I invested in your last crowd funding round and am glad to see the ...
Show more

2 0

Adam Sampson 8 INVESTMENTS
a month ago

Last round was 35 million valuation.

0

View 1 more reply

Yaakov Hersh
2 months ago

Hi guys
Can u please explain to me how this is different from Instagram ...
Show more

0 0

Charles Hall 5 INVESTMENTS
2 months ago

Your roadmap indicates full launch with transaction capability and 10 million users in Year 1. However, your user projections show 2 ...
Show more

0 0

Charles Hall 5 INVESTMENTS
2 months ago

What is the difference between WeLivv and Applaudable? Does WeLivv control other companies besides Applaudable?

1 0

Adam Sampson 8 INVESTMENTS
2 months ago

Welivv is the parent company that owns Applaudable and Moro. You invest in all of them.

0

Manuel Lugo Recart
2 months ago

No questions answered? There's even a two month old question totally ignored. Why should I invest in a company with executives ...
Show more

2 0

Laurence Levi
2 months ago

Manuel, we've only been live on Start Engine for a week so I don't know what you're referencing in no questions for two months. But ...
Show more

0

View 1 more reply

PD

Peter Descar 29 INVESTMENTS
2 months ago

If I invest in Applaudable, will I also be invested in WeLivv, Inc. and Moro....
Show more

2 0

PD

Peter Descar 29 INVESTMENTS
2 months ago

If I invest in applaudeable, will I also be invested in Welivv Inc and Moro

0

View 1 more reply

GJ

Guenadi Jilevski 42 INVESTMENTS
2 months ago

When the SAFE shall be converted to stocks?

0 0

AS

Adam Sampson 8 INVESTMENTS
3 months ago

With the stock price being $4.92 compared to last round, was there a stock split?

1 0

LL

Laurence Levi
2 months ago

Thanks Adam, the stock price is actually $7.53 for this round, a modest uptick from the previous round; and there was no stock split.

0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2023 All Rights Reserved

Download on the App Store

Get To Know Us

- Our Team
- Careers
- Blog

Let's Work Together

- Raise Capital
- Refer a Founder, earn $10k
- Success Stories
- Partnerships

Need Help

- Contact Us
- Help Center

Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Page

Andrew: Everyone has a story. And everyone has experiences worth sharing.

But the four point seven billion people who use social media every day know the existing platforms are more superficial, and more toxic, than ever.

Applaudable is a new social media platform that's on a mission to be more relevant, authentic and useful.

Laurence: Applaudable allows you to bring the experiences of the people you love and admire into your own life by transacting directly from posts—whether it's buying a bottle of wine; booking a reservation; or getting the location of a great picnic spot your friend posted. Other social platforms can't do that.

We built Applaudable with the development team behind key components of TikTok's biggest competitor, Triller. Applaudable is about enabling people to live their lives inspired by authentic experiences posted by the people they most admire - not by paid posts from advertisers like other social media platforms.

Andrew: This approach has put Applaudable on the radar of top investors like Angels & Entrepreneurs—the national network of angels and VCs—who identified us as a startup with potential.

We've already raised $4M from over five thousand investors. And the groundswell of support from 76K registered users, even before going live, puts us in a great position going forward.

Laurence: Applaudable's business model is to generate revenue when people purchase from user posts on Applaudable. Some of those purchases go through third-party e-commerce sites owned by affiliates. And some will go through e-commerce sites we own.

This raise on StartEngine will allow us to further develop the Applaudable platform and help reach our target of 2 million users in our first year.

Andrew: We think we can disrupt the $177B social media ad market with a team that includes the founder of the $3.8 billion cloud computing firm DigitalOcean.

If you want to be part of building the world's leading platform for capturing and sharing the experiences users love, join us. and Invest on StartEngine now.

2nd Video

There's a lot of value in connecting who we are to how we got here.

How much of it was just chance.

We're all products of our environment, where we came from, our homes, family, friend, who and

where we are today as bits and pieces of every experience and every example that others set along the way.

How much of it do we actually choose?

What are we choosing from?

You know, for a lot of people, Central Park is a refuge from the city.

For me, the memory that stands out the most was stopping in the middle of a morning jog over here during a period where I was struggling with the business and personal things beyond what I felt I could handle. I got through that period largely based on other people. The examples that others set for me, examples of what was possible at a time when things felt anything. But for me, oh my God. Whether we recognize it or not, it's amazing how much of our lives are influenced or informed by the examples others set.

My dad worked at a restaurant warehouse when I was a kid. I used to get up at five on Saturday mornings to go to work with him. I remember the owner like it was yesterday from as young as six or seven. I remember being amazed by what one person had built. In my late teens, I had a boss who built a great company with and from nothing.

I learned a lot from the example he set. That was the catalyst, actually, to me, starting my first company at 18 years old and ultimately putting me in the position that I'm in today. There are countless people over the course of my life whose stories and experiences have influenced, inspired, and supported me in some way. The funny thing is that almost none of them even knew the impact they had. And truthfully, before we started thinking about the concept and vision of Moro, it wasn't that clear to me either.

The original vision for Morrow was based on the idea that allowing users to share photos of their personal spaces could inspire and inform improvements in the personal spaces of others. Through the 6 million or so photos that were shared through our platform, we learned about the significance and impact of sharing personal experiences. And obviously, it wasn't limited to photos of homes.

Awareness and appreciation of what plays a role in how we feel. What has meaning is actually what gives it meaning. Sharing those experiences improves the experience, but more than that, it also creates that same possibility for others. I think we can be much more deliberate. Imagine every time you search for something or any example that influenced you in some way was curated from the best and most relevant experiences of others, not just from those you happen to know.

Our mission is to tell every person's story and make every one of their worthwhile experiences accessible and useful to others.

We're all connected through similar interests, aspirations, struggles, problems, ideas. The greatest gifts are not ones I was given. It was the examples of other people that enabled me to create what I wanted for myself. That's what I want for other people. Let's give the personal experiences we most love to others through our stories, our.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:22 PM 01/09/2023
FILED 02:22 PM 01/09/2023
SR 20230071884 - File Number 6017426

STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF SECOND AMENDED & RESTATED CERTIFICATE OF INCORPORATION OF

WELIVV, INC.

WeLivv, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That through a unanimous consent in lieu of meeting the Board of Directors of WeLivv, Inc. duly adopted resolutions setting forth a proposed amendment of the Second Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and recommending to the stockholders of said corporation that they approve said amendment.

The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Second Amended & Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Article V – Authorized Shares" so that, as amended, said Article shall be and read as follows:

> The total number of shares of all classes of stock that the Corporation has authority to issue is 15,000,000, consisting of (a) 10,000,000 shares of Common Stock of the Corporation, $.00010 per share ("Common Stock"), and (b) 5,000,000 shares of Preferred Stock of the Corporation, $.00010 per share ("Preferred Stock"). Common Stock may be issued from time to time in one or more classes, each of such classes to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as determined by the Company Board of Directors. Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as determined by the Company's Board of Directors. As of the effective date of this Second Amended & Restated Certificate, (i) 200,000 shares of Preferred Stock are hereby designated "Series A Preferred Stock", (ii) 8,000,000 shares of Common Stock are hereby designated "Class A Voting Common Stock", (iii) 1,270,410 shares of Common Stock are hereby designated "Class B Non-Voting Common Stock", and (iv) 350,000 shares of Common Stock are hereby designed "CF Shadow Series."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, in accordance with Section 2228 of the General Corporation Law of the State of Delaware, the majority of shareholders voted in favor of the amendment through a consent in lieu of meeting.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 9th day of January, 2023.

WELIVV, INC.

By /s/ Laurence Levi
LAURENCE LEVI
Secretary
Dated: January 9, 2023

WELIVV, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

WeLivv, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), hereby certifies as follows.

1. The name of this corporation is WeLivv, Inc. This corporation was originally incorporated pursuant to the General Corporation Law on April 15, 2016 under the name WeLivv, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on April 18, 2022.

By: /s/ Andrew Christodoulides
Name: Andrew Christodoulides
Title: CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:18 PM 04/20/2022
FILED 12:18 PM 04/20/2022
SR 20221539142 - File Number 6017426

Exhibit A

WELIVV, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is WeLivv, Inc. (the "***Corporation***").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 651 North Broad Street, Ste 206, Middletown, De 19709. The name of its registered agent at such address is Legalinc Corporate Services Inc.

ARTICLE III
DEFINITIONS

As used in this Second & Amended Restated Certificate (this "***Second Amended & Restated Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that the holders of record of the shares of Common Stock will be entitled to elect all directors of the Corporation.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"***Original Issue Price***" means $6.65 per share for Class B Non-Voting Common Stock and Preferred Stock.

Any references in this Second Amended & Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 15,000,000, consisting of (a) 10,000,000 shares of Common Stock of the Corporation, $.00010 per share ("***Common Stock***"), and (b) 5,000,000 shares of Preferred Stock of the Corporation, $.00010 per share ("***Preferred Stock***"). Common Stock may be issued from time to time in one or more classes, each of such classes to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as determined by the Company Board of Directors. Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as determined by the Company's Board of Directors. As of the effective date of this Second Amended & Restated Certificate, (i) 171,068 shares of Preferred Stock are hereby designated "***Series A Preferred Stock***", (ii) 8,000,000 shares of Common Stock are hereby designated "***Class A Voting Common Stock***", (iii) 1,270,410 shares of Common Stock are hereby designated "***Class B Non-Voting Common Stock***", and (iv) 285,271 shares of Common Stock are hereby designed "***CF Shadow Series***."

A. COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Second Amended & Restated Certificate.

2. **Voting.** The holders of Class A Voting Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. The holders of Class B Non-Voting Common Stock and CF Shadow Series shall have no voting rights, except those required by law. Additionally, holders of CF Shadow Series shall be required to enter into a proxy agreement appointing a single designated intermediary as its irrevocable proxy with respect to any matter which CF Shadow Series unit holders are entitled to vote by law.

B. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets

available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale,

transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. **Voting.**

2.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Second Amended & Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Second & Amended Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "***Bylaws***").

2.2 Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

3. **Conversion.** The holders of Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Voting Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Voting Common Stock, is subject to adjustment as provided in this Second Amended & Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Class A Voting Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would

otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Voting Common Stock and the aggregate number of shares of Class A Voting Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Class A Voting Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Class A Voting Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Class A Voting Common Stock issuable upon the conversion in accordance with the provisions of this Second Amended & Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Voting Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Voting Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended & Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Class A Voting Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Voting Common Stock at such adjusted Conversion Price.

otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Voting Common Stock and the aggregate number of shares of Class A Voting Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Class A Voting Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Class A Voting Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Class A Voting Common Stock issuable upon the conversion in accordance with the provisions of this Second Amended & Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Voting Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Voting Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended & Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Class A Voting Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Voting Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Second Amended & Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Class A Voting Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Class A Voting Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Class A Voting Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Class A Voting Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of

shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Second Amended & Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the

Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Second Amended & Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3. 10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3. 11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and

immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Second Amended & Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Second Amended & Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of

stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. **MODIFICATION.** Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

Exhibit G to Form C

Test The Waters Materials

start engine

Dear Austin,

Thank you so much for your investment in Applaudable.

Your Applaudable investment (through our parent company, WeLivv) has enabled us to achieve a tremendous milestone: I'm thrilled to announce that our next crowdfunding round is about to go live on Start Engine, which we could not have achieved without you.

I believe the reason we've already raised nearly $5 million from over 4,500 investors is that our mission is so powerful. We all know that social media is broken. It promotes toxic, divisive content because it drives greater "engagement" that provides more exposure for ads.

Our mission is bigger and better: Applaudable is a new social media platform that celebrates the authentic life experiences that matter, and makes them accessible and repeatable.

With a team that includes a three-time founder with a successful exit, and an advisory board member who was the founder and CEO of the $3.5B market cap firm Digital Ocean (*NYSE: DOCN*), we think we have the horsepower to disrupt the $177 billion social media market.

Start Engine agrees. They accepted only 50 of the nearly 3,000 companies that applied to raise money on the Start Engine platform in Q1. That 1.5% acceptance rate is lower than Harvard. We feel good to be in elite company.

With over 100,000 pre-registered users before we publicly launch, we believe we have the momentum to create a better social network, and one with enormous scale.

We're launching on Start Engine shortly, and we'll give you a heads up as soon as we're live.

With gratitude,

Andrew Christodoulides

CEO

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

You are receiving this communication because you are a registered user on www.startengine.com, which is owned and operated by StartEngine Crowdfunding Inc. ("StartEngine"). Unless indicated otherwise with respect to a specific issuer, all securities offerings on StartEngine are facilitated by StartEngine Capital, LLC, an SEC-registered funding portal and member of FINRA, or StartEngine Primary, LLC, an SEC-registered broker-dealer and member of FINRA/SIPC. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary LLC. Neither StartEngine Crowdfunding nor its affiliates are making any recommendation or giving any advice with respect to any company or offering discussed in this communication. To read our full disclosure, please go to: https://www.startengine.com/assets/Disclaimer.pdf

Copyright © 2023 StartEngine Crowdfunding Inc. / StartEngine Capital LLC / StartEngine Primary LLC. All rights reserved

StartEngine

3900 W Alameda Ave Suite 1200 Burbank, CA 91505

No longer want to receive these emails? Unsubscribe.

I'm thrilled to announce that our next crowdfunding round is about to go live on Start Engine.

I believe the reason we've already raised nearly $5 million from over 4,500 investors is that our mission is so powerful. We all know that social media is broken. It promotes toxic, divisive content because it drives greater "engagement" that provides more exposure for ads.

Our mission is bigger and better: Applaudable is a new social media platform that celebrates the authentic life experiences that matter, and makes them accessible and repeatable.

With a team that includes a three-time founder with a successful exit, and an advisory board member who was the founder and CEO of the $3.5B market cap firm Digital Ocean (NYSE: DOCN), we think we have the horsepower to disrupt the $177 billion social media market.

Start Engine agrees. They accepted only 50 of the nearly 3,000 companies that applied to raise money on the Start Engine platform in Q1. That 1.5% acceptance rate is lower than Harvard. We feel good to be in elite company.

With over 100,000 pre-registered users before we publicly launch, we believe we have the momentum to create a better social network, and one with enormous scale.

We'll be live on Start Engine shortly. We'll let you know as soon as we're live

Warmest regards,

Andrew Christodoulides
CEO

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.